UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2020

 Commission File Number 001-35991
GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

August 3, 2020

Sincerely yours,

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ LUIS FRANCISCO DIAZ OLIVERO
Name: Luis Francisco Diaz Olivero
Title: Chief Executive Officer
Date: August 3, 2020

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AT
DECEMBER 31, 2019 (AUDITED) AND JUNE 30 2020 (UNAUDITED)

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2019 (AUDITED) AND JUNE 30, 2020 (UNAUDITED)

S/	=	Peruvian Sol
US$	=	United States dollar

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(All amounts are expressed in thousands of S/ unless otherwise stated)

ASSETS				LIABILITIES AND EQUITY
		As at	As at			As at	As at
		December 31,	June 30,			December 31,	June 30,
	Note	2019	2020		Note	2019	2020

Current assets				Current liabilities
Cash and cash equivalents	8	948,978	946,311	Borrowings	15	454,260	359,809
Trade accounts receivables, net	9	821,737	466,137	Bonds	16	44,737	55,253
Work in progress, net	10	49,457	106,535	Trade accounts payable	17	1,136,121	970,602
Accounts receivable from related parties	11	36,658	42,250	Accounts payable to related parties	11	38,916	52,323
Other accounts receivable	12	444,500	428,135	Current income tax		47,999	28,018
Inventories, net		552,573	614,411	Other accounts payable	18	635,305	740,834
Prepaid expenses		11,348	18,910	Provisions	19	113,483	111,320
		2,865,251	2,622,689	Total current liabilities		2,470,821	2,318,159

Non-current assets as held for sale		205,418	172,424	Non-current liabilities as held for sale		210,025	173,086

Total current assets		3,070,669	2,795,113	Total current liabilities		2,680,846	2,491,245

Non-current assets				Non-current liabilities
Trade accounts receivable, net	9	753,202	765,103	Borrowings	15	344,806	415,825
Work in progress, net	10	23,117	36,781	Bonds	16	879,305	889,296
Accounts receivable from related parties	11	574,723	603,110	Trade accounts payable	17	-	1,667
Prepaid expenses		27,934	27,436	Other accounts payable	18	273,101	251,437
Other accounts receivable	12	272,541	280,526	Accounts payable to related parties	11	22,583	23,006
Investments in associates and joint ventures	13	37,035	38,544	Provisions	19	214,952	227,069
Investment property		28,326	27,040	Derivative financial instruments		52	-
Property, plant and equipment, net	14	443,870	408,390	Deferred income tax liability		112,734	97,802
Intangible assets, net	14	853,315	813,749	Total non-current liabilities		1,847,533	1,906,102
Right-of-use assets, net	14	78,813	66,617	Total liabilities		4,528,379	4,397,347
Deferred income tax asset		240,919	253,043
Total non-current assets		3,333,795	3,320,339	Equity
				Capital	20	871,918	871,918
				Legal reserve		132,011	132,011
				Voluntary reserve		29,974	29,974
				Share Premium		1,132,179	1,132,179
				Other reserves		(177,506)	(188,502
				Retained earnings		(510,766)	(580,561
				Equity attributable to controlling interest in the Company		1,477,810	1,397,019
				Non-controlling interest		398,275	321,086
				Total equity		1,876,085	1,718,105
Total assets		6,404,464	6,115,452	Total liabilities and equity		6,404,464	6,115,452

The accompanying notes on pages 6 to 38 are an integral part of the consolidated financial statements.

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME
(All amounts are expressed in thousands of S/ unless otherwise stated)

		For the period
		ended June 30,
	Note	2019	2020

Revenues from construction activities		927,841	803,701
Revenues from services provided		482,089	425,749
Revenue from real estate and sale of goods		219,052	135,577
		1,628,982	1,365,027

Cost of construction activities		(859,651)	(784,176)
Cost of services provided		(374,206)	(379,278)
Cost of real estate and sale of goods		(168,788)	(107,870)
	21	(1,402,645)	(1,271,324)
Gross profit		226,337	93,703

Administrative expenses	21	(94,840)	(72,275)
Other income and expenses	22	46,183	(8,116)
Operating profit		177,680	13,312

Financial expenses		(117,720)	(74,208)
Financial income		44,389	6,650
Share of the profit or loss of associates and joint ventures accounted for using the equity method	13	(1,757)	1,519
Profit (loss) before income tax		102,592	(52,727)
Income tax expense		(54,804)	(8,983)
Profit (loss) from continuing operations		47,788	(61,710)

Loss from discontinued operations		(11,925)	(8,916)
Profit (loss) for the period		35,863	(70,626)

Profit (loss) attributable to:
Owners of the Company		27,040	(69,795)
Non-controlling interest		8,823	(831)
		35,863	(70,626)

Earnings (loss) per share attributable to owners of the
Company during the period	26	0.035	(0.080)
Earnings (loss) per share from continuing operations
attributable to owners of the Company during the period	26	0.057	(0.070)

The accompanying notes on pages 6 to 38 are an integral part of the consolidated financial statements.

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(All amounts are expressed in thousands of S/ unless otherwise stated)

	For the period
	ended June 30,
	2019	2020

Profit (loss) for the period	35,863	(70,626)
Other comprehensive income:

Items that may be subsequently reclassified to profit or loss
Cash flow hedge, net of tax	(32)	(67)
Foreign currency translation adjustment, net of tax	(4,694)	(15,238)
Exchange difference from net investment in a foreign operation, net of tax	(13)	(127)
Other comprehensive income for the period, net of tax	(4,739)	(15,432)
Total comprehensive income for the period	31,124	(86,058)

Comprehensive income attributable to:
Owners of the Company	25,033	(80,791)
Non-controlling interest	6,091	(5,267)
	31,124	(86,058)

Comprehensive income for the period attributable to owners of the Company:
Continuing operations	36,451	(71,450)
Discontinued operations	(11,418)	(9,341)
	25,033	(80,791)

The accompanying notes on pages 6 to 38 are an integral part of the consolidated financial statements.

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE PERIOD ENDED JUNE 30, 2019 AND 2020
(All amounts are expressed in thousands of S/ unless otherwise stated)
	Attributable to the controlling interests of the Company
	Number
	of shares		Legal	Voluntary	Share	Other	Retained		Non-controlling
	In thousands	Capital	reserve	reserve	premium	reserves	earnings	Total	interest	Total

Balances as of January 1, 2019	729,434	729,434	132,011	29,974	992,144	(170,620)	375,417	2,088,360	401,571	2,489,931

Profit for the period	-	-	-	-	-	-	27,040	27,040	8,823	35,863
Cash flow hedge	-	-	-	-	-	(30)	-	(30)	(2)	(32)
Foreign currency translation adjustment	-	-	-	-	-	(1,964)	-	(1,964)	(2,730)	(4,694)
Exchange difference from net investment in a foreign operation	-	-	-	-	-	(13)	-	(13)	-	(13)
Comprehensive income of the period	-	-	-	-	-	(2,007)	27,040	25,033	6,091	31,124
Transactions with shareholders:
- Dividend distribution	-	-	-	-	-	-	-	-	(3,722)	(3,722)
- Contributions (devolution) of non-controlling shareholders, net	-	-	-	-	-	-	-	-	(17,790)	(17,790)
- Capital Increase	142,484	142,484	-	-	138,907	-	-	281,391	-	281,391
- Others	-	-	-	-	-	-	-	-	(62)	(62)
Total transactions with shareholders	142,484	142,484	-	-	138,907	-	-	281,391	(21,574)	259,817
Balances as of June 30, 2019	871,918	871,918	132,011	29,974	1,131,051	(172,627)	402,457	2,394,784	386,088	2,780,872

Balances as of January 1, 2020	871,918	871,918	132,011	29,974	1,132,179	(177,506)	(510,766)	1,477,810	398,275	1,876,085

Loss for the period	-	-	-	-	-	-	(69,795)	(69,795)	(831)	(70,626)
Cash flow hedge	-	-	-	-	-	(64)	-	(64)	(3)	(67)
Foreign currency translation adjustment	-	-	-	-	-	(10,806)	-	(10,806)	(4,432)	(15,238)
Exchange difference from net investment in a foreign operation	-	-	-	-	-	(126)	-	(126)	(1)	(127)
Comprehensive income of the period	-	-	-	-	-	(10,996)	(69,795)	(80,791)	(5,267)	(86,058)
Transactions with shareholders:
- Dividend distribution	-	-	-	-	-	-	-	-	(61,684)	(61,684)
- Contributions (devolution) of non-controlling shareholders, net	-	-	-	-	-	-	-	-	(10,238)	(10,238)
Total transactions with shareholders	-	-	-	-	-	-	-	-	(71,922)	(71,922)
Balances as of June 30, 2020	871,918	871,918	132,011	29,974	1,132,179	(188,502)	(580,561)	1,397,019	321,086	1,718,105

The accompanying notes on pages 6 to 38 are an integral part of the consolidated financial statements.

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS
(All amounts are expressed in thousands of S/ unless otherwise stated)

		For the period
		ended June 30,
	Note	2019	2020

OPERATING ACTIVITIES
Profit (loss) before income tax		90,667	(61,643)
Adjustments to profit not affecting cash flows from
operating activities:
Depreciation	21	37,964	47,756
Amortization	21	49,644	50,160
Impairment of accounts receivable and other accounts receivable		347	1,654
Reversal of impairment of inventories		(1,323)	(1,071)
Debt condonation		-	(183)
Impairment (reversal) of property, plant and equipment		10,363	(258)
Impairment of intangible assets		3,257	-
Change in the fair value of the liability for put option		-	636
Other provisions		9,365	13,890
Financial expense,net		64,573	116,612
Impairment of work in progress		-	13,487
Share of the profit and loss of associates and joint ventures accounted for using the equity method	13	1,757	(1,519)
Reversal of provisions		(1,547)	(7,420)
Disposal (reversal) of assets		332	704
Profit on sale of property, plant and equipment		(1,382)	(186)
Profit on remeasurement of accounts receivable		(23,693)	(1,379)
Net variations in assets and liabilities:
Trade accounts receivable and working in progress		300,374	317,970
Other accounts receivable		6,715	42,266
Other accounts receivable from related parties		8,390	(61,254)
Inventories		(77,284)	(48,683)
Pre-paid expenses and other assets		(15,988)	(7,064)
Trade accounts payable		65,354	(174,737)
Other accounts payable		(44,254)	98,638
Other accounts payable to related parties		9,962	16,032
Other provisions		(250)	(1,525)
Interest payment		(80,472)	(68,666)
Payments for purchases of intangibles - Concessions		(9,385)	(855)
Payment of income tax		(35,535)	(63,648)
Net cash provided by operating activities		367,951	219,714

INVESTING ACTIVITIES
Sale of property, plant and equipment		5,297	6,710
Interest received		15,084	2,433
Dividends received		332	-
Payment for purchase of investments properties		(35)	(20)
Payments for intangible purchase		(65,798)	(37,981)
Payments for property, plant and equipment purchase		(27,359)	(18,842)
Net cash applied to investing activities		(72,479)	(47,700)

FINANCING ACTIVITIES
Loans received		247,206	59,566
Amortization of loans received		(787,967)	(136,179)
Amortization of bonds issued		(14,843)	(16,745)
Dividends paid to non-controlling interest		(3,721)	(54,270)
Cash received (return of contributions) from non-controlling shareholders		(17,790)	(10,238)
Capital increase		281,391	-
Net cash applied to financing activities		(295,724)	(157,866)
Net increase in cash		(252)	14,148
Exchange difference		(9,027)	(16,815)
Cash and cash equivalents at the beginning of the period		801,021	948,978
Cash and cash equivalents at the end of the period	8	791,742	946,311

NON-CASH TRANSACTIONS:
Capitalization of interests		3,525	2,815
Acquisition of assets through finance leases		3,038	32
Dividends declared to non-controlling interest		-	7,414
Acquisition of right-of-use assets		-	7,979
Acquisition of subsidiary debt		-	17,440
Acquisition of supplier bonds		-	25,871

The accompanying notes on pages 6 to 38 are an integral part of the consolidated financial statements.

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2019 (AUDITED) AND JUNE 30, 2020 (UNAUDITED)

1.	GENERAL INFORMATION

a) Incorporation and operations

Graña y Montero S.A.A. (hereinafter the “Company”) is the parent Company of the Graña y Montero Group that includes the Company and its subsidiaries (hereinafter, the “Group”) and is mainly engaged in holding investments in Group companies. Additionally, the Company provides services of strategic and functional advice and office leases space to the Group companies.

The Group is a conglomerate of companies with operations including different business activities, the most significant are engineering and construction, infrastructure (public concession ownership and operation) and real estate businesses. See details of operating segments in Note 7.

b) Authorization for the issue of the financial statements

The condensed interim consolidated financial statements for the period ended June 30, 2020 were authorized preliminary by Management and Board of Directors on August 3, 2020.

The consolidated financial statements for the year ended December 31, 2019 were approved on the Annual General Mandatory Shareholder’s Meeting on July 13, 2020.

c) The Impact of the Ongoing Novel Coronavirus (COVID-19)

The ongoing COVID-19 pandemic and government measures to contain the spread of the virus are disrupting economic activity, and consequently adversely affecting our business, results of operations and financial condition. As conditions remain highly uncertain and changing rapidly, it is difficult to predict the full extent of the impact of the pandemic. If conditions persist, however, it is likely that the pandemic and the related government measures will have a material adverse effect on the Company.

Countries around the world—including Peru as well as Chile and Colombia—have adopted extraordinary measures to contain the spread of COVID-19, including imposing travel restrictions, requiring closures of non-essential businesses, establishing restrictions on public gatherings, instructing residents to practice social distancing, issuing stay-at-home orders, implementing quarantines and similar actions.

The COVID-19 pandemic and the related government measures have significantly increased economic uncertainty and are likely to cause a global recession. According to recent projections from the International Monetary Fund, during 2020, the global economy is expected to contract by 3.0%, with Latin America expected to contract 7.2% and Peru, Chile and Colombia, in particular, expected to contract 12%, 4.3% and 4.9%, respectively. Moreover, the impact of the pandemic on economic activity has been sudden and severe, and we cannot predict the extent to which the economies in the countries where we operate will ultimately be impacted.

Since mid-March, substantially all of our engineering and construction and real estate projects were mandatorily shut down. By the end of the second quarter, a large number of projects have resumnd their operations with COVID-19 protocols, but nothing can guarantee their continuity or the time to recover to construction level existing prior to the start of the pandemic. Our infrastructure operations, which have for the most part been declared essential businesses, have continued to operate; however, certain of our infrastructure businesses have been adversely affected, in particular, by the sharp decline in traffic volumes and oil and gas prices (also due to the dispute in March among OPEC member countries).

Regarding the extent of the COVID-19 pandemic and its impact on the industries in which we operate, the full extent to which COVID-19 will impact our business, results of operations and financial condition is currently under evaluation. We believe that the severity of the impact on the Company will depend, to a large extent, on how long the crisis continues as the total impact and duration of the COVID-19 outbreak continues to evolve as of the date of this quarterly report.

The Company is taking significant measures to mitigate the impact of the crisis on the Group. Among other measures, we are prioritizing the health and safety of our employees, as well as the medium-term sustainability of their employment. Certain actions we are taking include: the design and implementation of protocols to return to project sites, the creation of new office layouts to be compliant with social distancing guidelines, the development of telecommuting schemes, and other major cost-saving initiatives in operation and in support offices.

d) Current situation of the Company

As a result of decisions of a previous administration, the Group is involved in a series of criminal investigations and administrative procedures conducted by the Public Ministry that are based on events that occurred between 2004 and 2015. Such situations led to organizational changes at Group´s corporate governance structure, the initiation of independent investigations and the adoption of measures to address and clarify such situations, as explained below:

●	On January 9, 2017, the Board of Directors approved the performance of an independent investigation related to six projects developed in association with companies of the Odebrecht Group.

●
On March 30, 2017, the Board of Directors created a Risk, Compliance and Sustainability Committee, who was in charge of the oversight of the investigation independently of Management. The external investigation was performed by the law firm Simpson Thacher & Bartlett LLP, with the assistance of forensic accountants, who reported exclusively to the Risk, Compliance and Sustainability Committee.

●
The external investigation concluded on November 2, 2017 and identified no evidence to conclude that any company personnel engaged in bribery in connection with any of our Company’s public projects in Peru with Odebrecht or its subsidiaries, or that any Company personnel was aware of, or knowingly participated in, any corrupt payments made in relation to such projects.

●
Subsequently, in August 2019, José Graña Miró Quesada, a shareholder and the former chairman of our Company, indicated in public statements to the media that he and Hernando Graña Acuña, a shareholder and former board member of our Company, had initiated a process of plea bargaining to cooperate with Peruvian prosecutors in respect of multiple projects in which our Company participated with Odebrecht and in respect of the alleged “Construction Club”. Due to the confidential nature of the plea bargain process, the reported information is limited and difficult to verify. Any admission or other evidence of wrongdoing would be inconsistent with information gathered during the internal investigation and would have a material impact on the findings of the prior internal investigation.

●
As new information about the various Peruvian criminal investigations of the Company emerged, and news that the Company’s former chairman and director were plea bargaining with Peruvian authorities, the Company's Board of Directors continued to investigate the allegations that were the subject of the investigations, including matters relating to the “Construction Club”, which was beyond the scope of the internal investigation conducted by Simpson Thacher & Bartlett LLP. After an extensive and detailed review process, the Company shared information relevant to the investigations with the Peruvian authorities within the framework of a plea bargain process.

●	As a result of its contribution to the investigations, on December 27, 2019, the Company signed a preliminary settlement and cooperation agreement whereby the Anti-Corruption Prosecutor and the Ad hoc Prosecutor's Office promise to execute a final plea bargain agreement with the Company that would provide the Company with certainty regarding the contingencies it faces as a result of the above-mentioned processes. Additionally, in the aforementioned preliminary agreement, the Anti-Corruption Prosecutor and the Ad Hoc Attorney General's Office authorize the Company to disclose its existence but maintain its content confidential.

At the same time, over the last three years, the new administration together with the new board initiated a transformation process based on the principles of Truth, Transparency and Integrity, making profound changes in the organization of the Company, such as the reconfiguration of the Board of Directors with an independent majority, new shareholding composition, as well as the creation of new governance practices, such as the Corporate Risk Management and autonomous Compliance function, with direct report to the Board of Directors, among other actions.

Criminal investigations derived from projects developed in partnership with companies of the Odebrecht group

In connection with the Lava Jato case, the Company participated directly or through its subsidiaries as minority partner in certain entities that developed six infrastructure projects in Peru with companies belonging to the Odebrecht group (hereinafter Odebrecht).

In 2016, Odebrecht entered into a Plea Agreement with the authorities of the United States Department of Justice and the Office of the District Attorney for the Eastern District of New York by which it admitted corruption acts in connection with some of these projects in which the Company participate as minority partner.

●	IIRSA Sur

In relation to investigations on IIRSA Sur, the former Chairman of the Board of Directors was included as a subject of an investigation for collusion, and a former director and a former executive was included as a subject of an investigation for money laundering. Subsequently, Graña y Montero S.A.A. and GyM S.A.  have been included as third-party civilians responsible in the process, which means that it will be assessed whether the obligation to indemnify Governement for damages resulting from the facts under investigation will be imposed on these entities.

●	Electric Train construction project

The first Preparatory Investigation Court of the Judiciary decided to incorporate GyM S.A. as civil third-party responsible in the process related to the construction of the Electric train construction Project, tranches 1 and 2. In this investigation the former Chairman of the Board, a former director and a former manager have been charged.

●	Gasoducto Sur Peruano (GSP)

In 2019, the Company concluded that it may have exposure with respect to the preliminary investigation process conducted in relation to GSP (the South Peruvian Gas Pipeline project), even though as of the date hereof, it has not been indicted or incorporated as a civilly liable third-party, although the former Chairman of the Board of Directors and a former director are seeking plea bargain agreements in relation to this process, among others.

Criminal investigations in conection to the Construction Club case

GyM S.A. has been incorporated, along with other construction companies, in the criminal investigation that the Public Ministry has been carrying out for the alleged crime of corruption of officials in relation to the so-called Construction Club. Similarly, at the end of February 2020, the Public Ministry has requested the incorporation of Concar S.A., the latter is pending judicial decision. Like officials of other construction companies, a former commercial manager of GyM S.A., the former president of the Board of Directors, a former director and the former Corporate General Manager of the Company have been included in the criminal investigation.

Anticorruption Law - effects on the Group

Law 30737 and its regulation issued by Supreme Decree 096-2018-EF have mitigated the Company and subsidiaries exposure to the corruption cases. These rules set clear guidelines to estimate the potential compensation reducing the uncertainty derived from the legal proceedings, by among other things, preventing the imposition of liens or attachments of assets that would impair its ability to operate.

The benefits of the mentioned rules are subject to the fulfillment of the following obligations:

a.	The obligation to set up a trust that will guarantee any eventual payment obligation of an eventual civil compensation in favor of the Peruvian Government;
b.	The obligation not to transfer funds abroad without the prior consent of the Ministry of Justice;
c.	The implementation of a compliance program; and
d.	The obligation to disclose information to the authorities and to collaborate in the investigation.

The Group has designed a compliance program which is currently under implementation, it fully cooperates with the authorities in its investigations and has executed a trust agreement with the Ministry of Justice, under which the Company has established for an approximate amount of S/80 million (equivalent to US$24 million).

On the other hand, based on the standards indicated and their guidelines, Management has estimated that the value of the civil damages for the cases described above is S/280 million (US$83.6 million)  and has registered as of June 30, 2020 S/154.5 million (equivalent to US$46.1 million) as net present value.

On the other hand, in cases where a provision for civil reparation has been registered, there are two projects carried out in partnership with Odebrecht that to date are not under investigation. If this is started and some evidence is found, the maximum possible exposure for civil reparation estimated according to Law 30737 for both projects would be S/52.7 million (approximately US$15.7 million).

However, the Company, through its external legal advisors, continues to conduct an ongoing evaluation of the information related to the criminal investigations described in this note in order to keep its defense prepared in the event any new charges may arise during those investigations. In conducting the aforementioned evaluation, the Company does not rule out the possibility of finding new incriminating evidence that is not known to date.

Investigations and administrative process initiated by INDECOPI in conection to the Construction Club case

On July 11, 2017, the Peruvian National Institute for the Defense of Free Competition and the Protection of Intellectual Property (“INDECOPI”) initiated an investigation against several construction companies, including GyM S.A., about the existence of an alleged cartel called the Construction Club. Throughout the investigation, GyM S.A. has provided to INDECOPI with all the information requested and continues collaborating with the ongoing investigation.

On February 11, 2020, GyM S.A. was notified by the Technical Secretariat of the Commission for the Defense of Free Competition (“INDECOPI”) with the resolution that begins a sanctioning administrative procedure involving a total of 35 companies and 28 natural persons, for  alleged anticompetitive conduct in the market of Public Works. The resolution does not include the assignment of responsibilities or the result of the administrative disciplinary procedure, which will be determined at the end of the said procedure. The procedure is in a probatory stage, therefore, INDECOPI has not carried out actions in order to quantifying the possible penalties that could result.

2.	IMPACT OF THE COVID-19 PANDEMIC

The recent outbreak of the Novel Coronavirus 2019 (COVID-19) pandemic, which has been declared by the World Health Organization to be a “public health emergency of international concern”, has spread across the world since the end of 2019. In response to the decline in economic activity, the governments of Perú, Chile and Colombia have announced large stimulus programs to assist families and businesses.

As a result of the outbreak, the Group’s results of operations, financial positions and cash flows have been adversely affected as of the date of this report with potential impacts on subsequent periods, including but not limited to the significant decline in revenue and significant operating cash flow. The impacts may also include additional allowance for doubtful accounts and impairment to the Group’s long-term assets. Because of the significant uncertainties surrounding the COVID-19, the exact financial impact is unpredictable and will depend on future developments, including new information which may emerge concerning the duration of the lockdown, the actions taken by authorities and other entities to contain the COVID-19 outbreak, among others, all of which are beyond the Group’s control.

From the analysis made the different business of the Group have been impacted as follows:

1)	In the engineering and construction business we estimated figures revised 2020, considering a conservative scenario in which no new contracts are awarded in the rest of the year, therefore revenues for the year will be equivalent to the remaining backlog. However, revenues could be increased as a result of negotiations on going with our clients regarding higher costs due to stoppages and new operating standards due to the COVID-19 situation. At the end of the second quarter, the backlog has increased as a consequence of the aforementioned points.

2)	In the real estate business the shut down of projects has impacted the delivery of real estate units during the year, which impacts the revenues and results of the year.

3)	The infrastructure businesses continue operating because they were declared essential services. However, there were some impacts on the different businesses:

a.	Line 1 of the Metro operates with less passengers but revenues are not impacted due to the fact that revenues don’t depend on traffic but on the amount of kms travelled by each train.
b.	Oil and gas business has been impacted by the reduction of the oil Price to levels below the estimations considered for 2020. In response to the sanitary crisis, Lots III and IV are in force majeure and due to this situation, further investments on new wells have been cancelled and suppliers obligations are being renegotiated as well as a new schedule for investment commitments are under review.

c.
The sanitary emergency situation caused an impact on Norvial S.A. revenues and on the results of 2020 as a result of traffic reduction. However, the level of traffic carried has been gradually recovered.  In addition, in May the Republic Congress approved a law in order suspending the collection of toll, a measure that was in effect from May 9 to June 30, 2020. The Concession Contract clause 9.9, about operator contract guarantee, establishes Grantor’s obligation to recognize and pay the Concessionaire the corresponding rate difference in the event that any public entity does not allow the Concessionaire to collect the rate in accordance to the Concession Contract.  The estimate compensation in application of the aforementioned clause will be claimed to the Government.

d.
In the case of the other two road concessions, Survial S.A. and Concesion Canchaque S.A., the suspension in the collection of tolls will not impact the results of the year because the revenues do not depend on traffic.

In general terms, we have not been affected by interruptions in the supply chain of personnel, services or materials, and despite the shut down of some of our projects, we do not estimate penalties or breach of our agreements.

The most important goodwill of the Group are the result of acquisitions in Colombia and Chile. Considering that in both countries the impacts of the pandemic did not lead to major projects shut downs, our estimates of the value of the goodwill have not been affected. Based on our interim impairment assessment as of June 30, 2020, we have determined that our goodwill is not impaired.  However, we are unable to predict how long this conditions will persist, what additional measures may be introduced by governments or clients or what effect any such additional measures may have on our business.

On the liquidity side, the Group has implemented a plan that includes several measures to reduce expenses and preserve cash in response to the ongoing COVID-19 pandemic, including the following: (i) developing a twelve-week cash plan, project-by-project, to ensure that Group subsidiaries will continue to meet its critical obligations during that period, which plan is monitored and updated weekly; (ii) preparing a cash plan for the remainder of the 2020 fiscal year, to identify in advance key liquidity issues that may arise; (iii) identifying and renegotiating certain of the Group’s subsidiaries obligations with respect to suppliers, banks and other third parties; (iv) identifying and reducing non-essential general expenses across the Group; (v) reducing headcount, and temporarily reducing salaries of senior management and Directors’ allowances, across the Group’s three segments; and (vi) reducing capital expenditures across the Group’s subsidiaries. In addition, the Group is evaluating the selling of non-strategic minor assets to finance any cash flow deficit during the year. This plan was approved by the Board of Directors on April and May 2020. The Group will continue to closely monitor the impacts of COVID-19 through the course of the year 2020. Therefore, the accompanying financial statements have been prepared assuming that the Group and subsidiaries will continue as a going concern.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

3.1	Basis of preparation

The condensed interim consolidated financial statements for the period ended June 30, 2020 have been prepared in accordance with IAS 34 "Interim Financial Reporting". The condensed interim consolidated financial statements provide comparative information regarding prior periods; however, they do not include all the information and disclosures required in the annual consolidated financial statements, so they must be read together with the audited consolidated financial statements for the year ended December 31, 2019, which have been prepared in accordance with International Standards. of Financial Information (hereinafter "IFRS").

The condensed interim consolidated financial statements are presented in thousands of Peruvian Soles, unless otherwise stated.

3.1.1.	Account balance reclassified as of December 31, 2019

The receivable balance to Consorcio Constructor Ductos del Sur amounting to S/27.8 million as of December 31, 2019 was reclassified from “other accounts receivable” to “accounts receivable from related parties”. See reclassification performed:

ASSETS	As at		As at
	December 31,		December 31,
	2019		2019
	Audited	Reclassification	Reclassified

Current assets
Cash and cash equivalents	948,978	-	948,978
Trade accounts receivables, net	821,737	-	821,737
Work in progress, net	49,457	-	49,457
Accounts receivable from related parties	36,658	-	36,658
Other accounts receivable	444,500	-	444,500
Inventories, net	552,573	-	552,573
Prepaid expenses	11,348	-	11,348
	2,865,251	-	2,865,251

Non-current assets as held for sale	205,418	-	205,418

Total current assets	3,070,669	-	3,070,669

Non-current assets
Trade accounts receivable, net	753,202	-	753,202
Work in progress, net	23,117	-	23,117
Accounts receivable from related parties	546,941	27,782	574,723
Prepaid expenses	27,934	-	27,934
Other accounts receivable	300,323	(27,782)	272,541
Investments in associates and joint ventures	37,035	-	37,035
Investment property	28,326	-	28,326
Property, plant and equipment, net	443,870	-	443,870
Intangible assets, net	853,315	-	853,315
Right-of-use assets, net	78,813	-	78,813
Deferred income tax asset	240,919	-	240,919
Total non-current assets	3,333,795	-	3,333,795

Total assets	6,404,464	-	6,404,464

3.2	Significant accounting policies

The accounting policies used in the preparation of these condensed interim consolidated financial statements are consistent with those applied in the preparation of the consolidated financial statements at December 31, 2019.

4.	FINANCIAL RISK MANAGEMENT

Financial risk management is carried out by the Group’s Management. Management oversees the general management of risks in specific areas, such as foreign exchange rate risk, price risk, cash flow and fair value interest rate risk, credit risk, the use of derivative and non-derivative financial instruments and the investment of excess liquidity, which are supervised and monitored periodically.

4.1	Financial risk factors

The Group’s activities expose it to a variety of financial risks: market risk (including foreign exchange risk, price risk, fair value interest rate risk and cash flow interest rate risk), credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. The Group uses derivative financial instruments to hedge certain risk exposures in one of its subsidiaries and considers the use of other derivatives in the event that it identifies risks that may generate an adverse effect for the Group in the short and medium-term.

a) Market risks

i) Foreign exchange risk

The Group is exposed to exchange rate risk as a result of the transactions carried out locally in foreign currency and due to its operations abroad.  As of December 31, 2019 and June 30, 2020, this exposure is mainly concentrated in fluctuations of U.S. dollar, the Chilean and Colombian Pesos.

ii) Price risk

Management considers that the exposure of the Group to the price risk of its investments in mutual funds, bonds, and equity securities is low since the invested amounts are not significant. Any fluctuation in their fair value will not have any significant impact on the balances reported in the consolidated financial statements.

iii) Cash flow and fair value interest rate risk

The Group’s interest rate risk mainly arises from its long-term borrowings. Borrowings issued at variable rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk.

b) Credit risk

Credit risk arises from cash and cash equivalents and deposits with banks and financial institutions, as well as customer credit counterparties, including the outstanding balance of accounts receivable and committed transactions. For banks and financial institutions, only independently rated parties with a minimum rating of ‘A’ are accepted.

Concerning to loans to related parties, the Group has measures in place to ensure the recovery of these loans through the controls maintained by the Corporate Finance Management and the performance evaluation conducted by the Board of Directors.

Management does not expect the Group to incur any losses from the performance by these counterparties, except for the ones already recorded at the financial statements.

c) Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and cash equivalents, the availability of funding through an adequate number of sources of committed credit facilities and the capacity to close out positions in the market. Historically, the Group cash flows enabled it to maintain sufficient cash to meet its obligations. However, since 2017, the Group experienced liquidity problems due to the early termination of the GSP concession agreement and the obligations assumed. As a consequence, the Group started a disinvestment plan to be able to meet the obligations resulting from this scenario. This plan was met and the GSP debt was terminated. Due to the COVID-19 pandemic (Note 2), the Group has considered measures to reduce risk exposure and has implemented a new plan in order to meet its requirements of cash for the different businesses.

Group Corporate Finance monitors rolling forecasts of the Group’s liquidity requirements to ensure it exists sufficient cash to meet operational needs so that the Group does not breach borrowing limits or covenants, where applicable, on any of its borrowing facilities.  Less significant financing transactions are controlled by the Finance Management of each subsidiary.

Such forecasting takes into consideration the Group’s debt financing plans, covenant compliance, compliance with internal ratio targets in the statement of financial position and, if applicable, external regulatory or legal requirements, for example, foreign currency restrictions.

The table below analyzes the Group’s financial liabilities into relevant maturity groupings based on the remaining period from the date of the consolidated statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows, which include interest to be applied according to the established schedule.

	Less than	1-2	2-5	More than
At December 31, 2019	1 year	years	years	5 years	Total

Other financial liabilities (except
for finance leases and lease
liability for right-of-use asset)	479,000	147,473	177,018	-	803,491
Finance leases	10,826	3,467	13,346	-	27,639
Lease liability for right-of-use asset	24,966	38,788	31,167	7,603	102,524
Bonds	115,690	157,516	358,461	1,077,960	1,709,627
Trade accounts payables (except
non-financial liabilities)	966,620	-	-	-	966,620
Accounts payables to related parties	38,916	21,747	-	836	61,499
Other accounts payables (except
non-financial liabilities)	200,098	2,505	194,908	-	397,511
Other non-financial liabilities	-	52	-	-	52
	1,836,116	371,548	774,900	1,086,399	4,068,963

	Less than	1-2	2-5	More than
At June 30, 2020	1 year	years	years	5 years	Total

Other financial liabilities (except
for finance leases and lease	360,526	227,588	184,289	-	772,403
liability for right-of-use asset)	8,926	4,857	5,627	-	19,410
Lease liability for right-of-use asset	23,978	38,541	14,323	13,114	89,956
Bonds	127,275	164,627	381,424	1,030,184	1,703,510
Trade accounts payables (except
non-financial liabilities)	871,436	1,667	-	-	873,103
Accounts payables to related parties	52,323	22,170	-	836	75,329
Other accounts payables (except
non-financial liabilities)	236,859	2,338	180,224	-	419,421
	1,681,323	461,788	765,887	1,044,134	3,953,132

4.2	Capital management risk

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders, benefits for other stakeholders and to maintain an optimal capital structure to minimize the cost of capital.  In 2017 the situation of the Group had lead Management to monitor deviations that might cause the non-compliance of covenants and may hinder the renegotiation of liabilities (Note15). In extraordinary events as explained in Note 2, the Group identifies the possible deviations and requirements and establishes a plan.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

The Group monitors capital based on the gearing ratio.  This ratio is calculated as net debt divided by total capital.  Net debt is calculated as total borrowings (including current and non-current borrowings), less cash and cash equivalents. Total capital is calculated as ‘equity’ as shown in the consolidated statement of financial position plus net debt.

As of December 31, 2019 and June 30, 2020, the gearing ratio is presented below indicating the Group’s strategy to keep it in a range from 0.10 to 0.70.

	At	At
	December 31,	June 30,
	2019	2020
Total financial liabilities and bonds (Note 15 and Note 16)	1,723,108	1,720,183
Less: Cash and cash equivalents (Note 8)	(948,978)	(946,311)
Net debt	774,130	773,872
Total equity	1,876,085	1,718,105
Total capital	2,650,215	2,491,977

Gearing ratio	0.29	0.31

4.3	Fair value estimation

For the classification of the type of valuation used by the Group for its financial instruments at fair value, the following levels of measurement have been established.

-	Level 1: Measurement based on quoted prices in active markets for identical assets or liabilities.
-	Level 2: Measurement based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).
-	Level 3: Measurement based on inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs, generally based on internal estimates and assumptions of the Group).

The table below shows the Group’s liabilities measured at fair value:

Level 2
At December 31, 2019

Financial liabilities
Derivatives used for hedging	52

As of June 30, 2020, this financial liability was settled.

5.	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Estimates and judgments used are continuously evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

In preparing these condensed interim consolidated financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of uncertainty were the same as those that applied to the consolidated financial statements for the year ended  December 31, 2019.

6.	SEASONALITY OF OPERATIONS

The Group does not present seasonality in the operations of any of its subsidiaries; however, economic activities temporarily restricted during last quarter, due to COVID-19 pandemic and government measures implemented to contain the spread of the virus. As a result,  this situation affected negatively Group's revenues and financial position (Note 2).

7.	OPERATING SEGMENTS

Operating segments are reported consistently with the internal reports that are reviewed by the Group’ chief decision-maker; that is, the Executive Committee, which is led by the Chief Executive Officer. This Committee acts as the highest authority in making operational decisions, responsible for allocating resources and evaluating the performance of each operating segment.

The Group's operating segments are assessed by the activities of the following business units: (i) engineering and construction, (ii) infrastructure, and (iii) real estate.

As set forth under IFRS 8, reportable segments by significance of income are: ‘engineering and construction’ and ‘infraestructure’. However, the Group has voluntarily decided to report on all its operating segments.

Inter-segmental sales transactions are entered into at prices that are similar to those that would have been agreed to with unrelated third parties. Revenues from external customers reported are measured in a manner consistent with the basis of preparation of the financial statements.

Group sales and receivables are not concentrated on a few customers. There is no external customer that represents 10% or more of the Goup’s revenue.

The table below shows the Group’s financial statements by operating segments:

Operating segments financial position
Segment reporting
		Infrastructure
As of December 31, 2019	Engineering and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Parent Company operations	Eliminations	Consolidated

Assets.-
Cash and cash equivalent	372,991	53,118	123,020	300,896	6,388	60,718	31,847	-	948,978
Trade accounts receivables, net	531,591	63,402	44,513	97,059	1,168	83,019	985	-	821,737
Work in progress, net	49,457	-	-	-	-	-	-	-	49,457
Accounts receivable from related parties	202,181	369	43,852	1,853	-	1,144	99,794	(312,535)	36,658
Other accounts receivable	327,977	30,853	30,228	18,548	109	9,509	27,274	2	444,500
Inventories, net	57,093	32,366	7,109	30,594	-	437,012	-	(11,601)	552,573
Prepaid expenses	6,812	1,271	2,779	231	133	-	122	-	11,348
	1,548,102	181,379	251,501	449,181	7,798	591,402	160,022	(324,134)	2,865,251
Non-current assets classified as held for sale	2,398	-	-	-	-	-	203,020	-	205,418
Total current assets	1,550,500	181,379	251,501	449,181	7,798	591,402	363,042	(324,134)	3,070,669

Long-term trade accounts receivable, net	97,256	-	36,273	619,086	-	587	-	-	753,202
Long-term work in progress, net	-	-	23,117	-	-	-	-	-	23,117
Long-term accounts receivable from related parties	318,748	-	836	-	10,475	-	552,687	(308,023)	574,723
Prepaid expenses	-	887	24,462	2,307	788	-	-	(510)	27,934
Other long-term accounts receivable	86,097	63,649	5,156	-	7,346	50,449	59,844	-	272,541
Investments in associates and joint ventures	109,839	8,006	-	-	-	6,062	1,495,422	(1,582,294)	37,035
Investment property	1,450	-	-	-	-	26,876	-	-	28,326
Property, plant and equipment, net	186,589	184,819	11,106	841	153	11,742	49,779	(1,159)	443,870
Intangible assets, net	136,547	244,901	443,420	794	-	1,029	19,490	7,134	853,315
Right-of-use assets, net	5,638	24,038	3,860	5	7	5,048	55,532	(15,315)	78,813
Deferred income tax asset	176,740	4,741	13,054	-	720	19,736	20,752	5,176	240,919
Total non-current assets	1,118,904	531,041	561,284	623,033	19,489	121,529	2,253,506	(1,894,991)	3,333,795
Total assets	2,669,404	712,420	812,785	1,072,214	27,287	712,931	2,616,548	(2,219,125)	6,404,464

Liabilities.-
Borrowings	180,535	42,760	2,383	5	6	116,231	121,379	(9,039)	454,260
Bonds	-	-	28,995	15,742	-	-	-	-	44,737
Trade accounts payable	932,142	67,444	34,762	28,508	132	39,645	33,488	-	1,136,121
Accounts payable to related parties	206,907	2,233	35,554	21,024	-	23,437	58,951	(309,190)	38,916
Current income tax	18,451	961	3,710	23,887	-	704	286	-	47,999
Other accounts payable	441,271	16,721	53,987	4,713	835	83,345	34,433	-	635,305
Provisions	6,031	18,459	6,183	-	-	230	82,580	-	113,483
Non-current liabilities classified as held for sale	-	-	-	-	-	-	210,025	-	210,025
Total current liabilities	1,785,337	148,578	165,574	93,879	973	263,592	541,142	(318,229)	2,680,846

Borrowings	32,620	116,218	2,070	-	-	11,010	190,671	(7,783)	344,806
Long-term bonds	-	-	276,550	602,755	-	-	-	-	879,305
Other long-term accounts payable	222,887	-	15,989	2,176	2,106	26,841	3,102	-	273,101
Long-term accounts payable to related parties	120,255	-	836	22,583	23,784	-	165,286	(310,161)	22,583
Provisions	80,125	40,268	24,691	1,394	-	-	68,474	-	214,952
Derivative financial instruments	-	52	-	-	-	-	-	-	52
Deferred income tax liability	31,037	36,476	5,806	39,172	-	-	243	-	112,734
Total non-current liabilities	486,924	193,014	325,942	668,080	25,890	37,851	427,776	(317,944)	1,847,533
Total liabilities	2,272,261	341,592	491,516	761,959	26,863	301,443	968,918	(636,173)	4,528,379
Equity attributable to controlling interest in the Company	330,992	346,415	258,223	232,692	424	137,542	1,644,707	(1,473,185)	1,477,810
Non-controlling interest	66,151	24,413	63,046	77,563	-	273,946	2,923	(109,767)	398,275
Total liabilities and equity	2,669,404	712,420	812,785	1,072,214	27,287	712,931	2,616,548	(2,219,125)	6,404,464

Operating segments financial position
Segment reporting
		Infrastructure
As of June 30, 2020	Engineering and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Parent Company operations	Eliminations	Consolidated

Assets.-
Cash and cash equivalent	420,871	64,728	110,809	253,375	7,461	55,066	34,001	-	946,311
Trade accounts receivables, net	272,543	42,514	28,324	95,054	550	26,897	255	-	466,137
Work in progress, net	106,270	-	-	-	-	-	265	-	106,535
Accounts receivable from related parties	151,587	169	37,932	2,142	-	11,386	98,239	(259,205)	42,250
Other accounts receivable	323,217	29,853	29,828	11,797	197	8,048	25,193	2	428,135
Inventories, net	79,214	36,320	8,627	34,345	-	457,734	-	(1,829)	614,411
Prepaid expenses	6,879	2,481	6,142	3,308	53	-	47	-	18,910
	1,360,581	176,065	221,662	400,021	8,261	559,131	158,000	(261,032)	2,622,689
Non-current assets classified as held for sale	2,334	-	-	-	-	-	170,090	-	172,424
Total current assets	1,362,915	176,065	221,662	400,021	8,261	559,131	328,090	(261,032)	2,795,113

Long-term trade accounts receivable, net	93,801	-	49,449	620,744	-	1,109	-	-	765,103
Long-term work in progress, net	-	-	36,781	-	-	-	-	-	36,781
Long-term accounts receivable from related parties	327,853	-	916	-	10,672	-	619,063	(355,394)	603,110
Prepaid expenses	-	981	24,075	2,128	762	-	-	(510)	27,436
Other long-term accounts receivable	92,986	66,466	5,702	-	7,346	53,793	54,233	-	280,526
Investments in associates and joint ventures	109,962	9,070	-	-	-	6,056	1,379,504	(1,466,048)	38,544
Investment property	1,329	-	-	-	-	25,711	45,503	(45,503)	27,040
Property, plant and equipment, net	173,123	176,680	9,613	764	142	10,832	2,694	34,542	408,390
Intangible assets, net	129,417	262,188	394,925	737	-	957	18,917	6,608	813,749
Right-of-use assets, net	5,450	18,375	6,679	-	8	4,315	44,840	(13,050)	66,617
Deferred income tax asset	179,768	6,173	14,325	-	692	22,869	24,042	5,174	253,043
Total non-current assets	1,113,689	539,933	542,465	624,373	19,622	125,642	2,188,796	(1,834,181)	3,320,339
Total assets	2,476,604	715,998	764,127	1,024,394	27,883	684,773	2,516,886	(2,095,213)	6,115,452

Liabilities.-
Borrowings	168,181	39,379	2,951	-	6	121,741	34,715	(7,164)	359,809
Bonds	4,482	-	32,136	18,635	-	-	-	-	55,253
Trade accounts payable	770,640	76,012	35,711	30,887	200	24,910	32,242	-	970,602
Accounts payable to related parties	187,697	2,180	15,099	46,901	35	25,309	45,125	(270,023)	52,323
Current income tax	20,851	1,496	733	2,077	221	1,435	1,205	-	28,018
Other accounts payable	507,666	16,043	63,688	6,177	859	109,829	36,572	-	740,834
Provisions	7,996	8,705	10,919	-	-	485	83,215	-	111,320
Non-current liabilities classified as held for sale	-	-	-	-	-	-	186,184	(13,098)	173,086
Total current liabilities	1,667,513	143,815	161,237	104,677	1,321	283,709	419,258	(290,285)	2,491,245

Borrowings	26,313	112,960	3,997	-	-	9,054	271,315	(7,814)	415,825
Long-term bonds	24,108	-	262,437	602,751	-	-	-	-	889,296
Long-term trade accounts payable	-	-	1,667	-	-	-	-	-	1,667
Other long-term accounts payable	202,207	-	15,903	2,121	2,182	26,089	2,935	-	251,437
Long-term accounts payable to related parties	127,487	10	836	23,006	24,207	-	177,982	(330,522)	23,006
Provisions	87,315	49,946	20,775	1,394	-	-	67,639	-	227,069
Deferred income tax liability	19,779	34,482	2,781	40,758	-	-	2	-	97,802
Total non-current liabilities	487,209	197,398	308,396	670,030	26,389	35,143	519,873	(338,336)	1,906,102
Total liabilities	2,154,722	341,213	469,633	774,707	27,710	318,852	939,131	(628,621)	4,397,347
Equity attributable to controlling interest in the Company	270,945	348,943	235,391	187,265	173	136,230	1,574,862	(1,356,790)	1,397,019
Non-controlling interest	50,937	25,842	59,103	62,422	-	229,691	2,893	(109,802)	321,086
Total liabilities and equity	2,476,604	715,998	764,127	1,024,394	27,883	684,773	2,516,886	(2,095,213)	6,115,452

Operating segment performance
Segment Reporting
		Infrastructure
For the period ended Jun 30, 2019	Engineering and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Parent Company operations	Elimination	Consolidated

Revenue	1,050,498	274,222	315,137	202,958	1,782	65,820	44,565	(326,000)	1,628,982
Gross profit (loss)	103,187	57,749	46,323	37,459	393	8,883	(1,985)	(25,672)	226,337
Administrative expenses	(66,993)	(12,322)	(15,150)	(7,317)	(259)	(11,008)	(13,907)	32,116	(94,840)
Other income and expenses, net	5,216	226	(16,911)	(1)	-	(144)	56,917	880	46,183
Operating profit (loss)	41,410	45,653	14,262	30,141	134	(2,269)	41,025	7,324	177,680
Financial expenses	(36,505)	(5,663)	(14,521)	(7,302)	(11)	(8,975)	(52,078)	7,335	(117,720)
Financial income	2,294	565	1,305	14,854	328	1,968	38,249	(15,174)	44,389
Dividends	-	-	-	-	-	-	3,904	(3,904)	-
Share of profit or loss in associates
and joint ventures	(4,063)	1,073	-	-	-	-	(1,017)	2,250	(1,757)
(Loss) profit before income tax	3,136	41,628	1,046	37,693	451	(9,276)	30,083	(2,169)	102,592
Income tax	(13,378)	(12,046)	(6,891)	(10,925)	(256)	1,845	(13,181)	28	(54,804)
(Loss) profit from continuing operations	(10,242)	29,582	(5,845)	26,768	195	(7,431)	16,902	(2,141)	47,788
Loss from discontinuing operations	-	-	-	-	-	-	(11,844)	(81)	(11,925)
(Loss) profit for the year	(10,242)	29,582	(5,845)	26,768	195	(7,431)	5,058	(2,222)	35,863

(Loss) profit from attributable to:
Owners of the Company	(10,538)	27,001	(9,235)	20,077	195	(5,709)	10,470	(5,221)	27,040
Non-controlling interest	296	2,581	3,390	6,691	-	(1,722)	(5,412)	2,999	8,823
	(10,242)	29,582	(5,845)	26,768	195	(7,431)	5,058	(2,222)	35,863

Operating segment performance
Segment Reporting
		Infrastructure
For the period ended June 30, 2020	Engineering and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Parent Company operations	Elimination	Consolidated

Revenue	963,206	178,837	193,267	167,652	1,681	32,298	38,299	(210,213)	1,365,027
Gross profit (loss)	29,801	23,142	15,951	50,916	425	6,573	(5,282)	(27,823)	93,703
Administrative expenses	(57,119)	(8,026)	(8,525)	(6,770)	(208)	(10,908)	(9,221)	28,502	(72,275)
Other income and expenses, net	3,010	(744)	(13,466)	72	-	419	1,891	702	(8,116)
Operating (loss) profit	(24,308)	14,372	(6,040)	44,218	217	(3,916)	(12,612)	1,381	13,312
Financial expenses	(32,599)	(11,001)	(17,376)	(3,412)	(26)	(6,280)	(17,238)	13,724	(74,208)
Financial income	2,529	489	3,947	2,553	231	3,479	8,348	(14,926)	6,650
Dividends	-	-	-	-	-	-	2,342	(2,342)	-
Share of profit or loss in associates
and joint ventures	134	1,062	-	-	-	(5)	(31,305)	31,633	1,519
(Loss) profit before income tax	(54,244)	4,922	(19,469)	43,359	422	(6,722)	(50,465)	29,470	(52,727)
Income tax	826	(864)	496	(13,256)	(250)	1,412	2,639	14	(8,983)
(Loss) profit from continuing operations	(53,418)	4,058	(18,973)	30,103	172	(5,310)	(47,826)	29,484	(61,710)
Loss from discontinuing operations	-	-	-	-	-	-	(8,853)	(63)	(8,916)
(Loss) profit for the year	(53,418)	4,058	(18,973)	30,103	172	(5,310)	(56,679)	29,421	(70,626)

(Loss) profit from attributable to:
Owners of the Company	(49,220)	2,608	(16,615)	22,577	172	(1,312)	(56,649)	28,644	(69,795)
Non-controlling interest	(4,198)	1,450	(2,358)	7,526	-	(3,998)	(30)	777	(831)
	(53,418)	4,058	(18,973)	30,103	172	(5,310)	(56,679)	29,421	(70,626)

There are no differences as compared to previous year-end consolidated financial statements based on segmentation or measurement of financial performance by segment.

8.	CASH AND CASH EQUIVALENTS

This account comprises:

	At	At
	December 31,	June 30,
	2019	2020
Cash on hand	1,323	1,022
Remittances in-transit	5,664	744
Bank accounts	223,378	280,342
Escrow account (a)	552,439	521,056
Time deposits	166,174	143,147
	948,978	946,311

(a)
The Group maintains various administration or guarantee trusts depending on the purposes for which they were created. The balance corresponding to Reserve Funds Issued Bonds includes operating reserve accounts, maintenance and debt service payments, among others, corresponding to the bond issuance of the subsidiaries.  The balance includes reserve funds for bond payments issued by the subsidiaries GyM Ferrovias S.A. and Norvial S.A. amounting to S/174 million and S/17 million, as of June 30, 2020, respectively (S/181 million and S/18 million, for the year 2019, respectively), as shown as follows:

	At	At
	December 31,	June 30,
	2019	2020
Reserve funds issued bonds	199,192	191,455
Real estate projects	31,794	23,329
Engineering and construction projects	236,526	246,531
Infrastructure projects	84,927	59,741
	552,439	521,056

9.	TRADE ACCOUNTS RECEIVABLES, NET

This account comprises:

	Total		Current		Non-current
	At	At	At	At	At	At
	December 31,	June 30,	December 31,	June 30,	December 31,	June 30,
	2019	2020	2019	2020	2019	2020

Receivables (net) (a)	918,410	697,105	375,229	153,942	543,181	543,163
Unbilled receivables (net) - Subsidiaries (b)	421,841	292,829	336,272	211,729	85,569	81,100
Unbilled receivables (net) - Concessions (c)	234,688	241,306	110,236	100,466	124,452	140,840
	1,574,939	1,231,240	821,737	466,137	753,202	765,103

a)	Receivables are presented net of impairment and present value discount for S/5.9 million and S/9.6 million, respectively (S/4.9 million and S/10.1 million as of December 31, 2019). The ageing is detailed as follows:

	At	At
	December 31,	June 30,
	2019	2020

Current	801,510	597,748
Past due up to 30 days	28,611	18,293
Past due from 31 days up to 90 days	20,955	681
Past due from 91 days up to 120 days	36,707	3,685
Past due from 121 days up to 360 days	9,204	9,234
Past due over 360 days	21,423	67,464
	918,410	697,105

b)
Unbilled receivables from subsidiaries correspond to services performed and valuations in process or pending approval. The balance is net of present value discount for S/16.8 million (S/20.6 million as of December 31, 2019), and detailed by subsidiary:

	At	At
	December 31,	June 30,
	2019	2020

GyM S.A.	384,660	258,810
Concar S.A.	10,737	7,305
GMI S.A.	24,787	25,153
GMP S.A.	1,657	1,561
	421,841	292,829

c)	Unbilled receivables from concessions correspond to future invoice according to Concession Contract terms. This amount is presented net of impairment of S/3.5 million as of June 30, 2020 and December 31, 2019, as detailed below:

	At	At
	December 31,	June 30,
	2019	2020

GyM Ferrovias S.A.	208,205	208,828
Survial S.A.	16,466	12,132
Norvial S.A.	2,149	15,437
Concesión Canchaque S.A.C.	6,700	4,359
Concesionaria La Chira S.A.	1,168	550
	234,688	241,306

10.	WORK IN PROGRESS, NET

This account comprises:

	Total		Current		Non-current
	At	At	At	At	At	At
	December 31,	June 30,	December 31,	June 30,	December 31,	June 30,
	2019	2020	2019	2020	2019	2020

Unbilled receivable concessions in progress (a)	23,117	36,781	-	-	23,117	36,781
Work in progress (b)	49,457	106,535	49,457	106,535)	-	-
	72,574	143,316	49,457	106,535	23,117	36,781

Work in progress costs include all those expenses incurred by the Group for construction contracts as detailed below:

a)	Includes the pre-operating costs incurred by the Concessionaire Vía Expresa Sur S.A for the concession contract for the Vía Expresa Sur project. The increase as of June 30, 2020, corresponds to the reclassification of the intangible portion, according to the bifurcated model adopted by the Concession, due to the suspension signed with the Metropolitan Municipality of Lima to agree on the terms and conditions to approve the Early Termination of the Concession Contract by mutual agreement, in accordance with the clause 16.3 of the aforementioned contract.

b)	Includes mainly S/93.6 million corresponding to GyM S.A. and its subsidiary Vial y Vives - DSD S.A. (S/28.3 million as of December 31, 2019); and S/8.6 million from GMI S.A. (S/19.7 million as of December 31, 2019).

11.	TRANSACTIONS WITH RELATED PARTIES

a) Transactions with related parties

Major transactions between the Company and its related parties are summarized as follows:

	At June 30,
	2019	2020
Revenue from sales of goods and services:
- Associates	108	911
- Joint operations	20,418	11,838
	20,526	12,749

Inter-company services are agreed based on market terms and conditions as if they had been agreed with third parties.

b) Balances of transactions with related parties

	At December 31,		At June 30,
	2019		2020
	Receivable	Payable	Receivable	Payable
Current portion:
Joint operations
Consorcio Rio Urubamba	9,042	-	9,252	-
Consorcio Peruano de Conservacion	3,592	-	2,972	-
Consorcio Italo Peruano	1,011	363	1,813	217
Consorcio Constructor Chavimochic	-	5,953	-	9,004
Consorcio GyM Conciviles	1,257	1,958	1,310	2,107
Consorcio La Gloria	1,750	1,017	1,599	973
Consorcio Ermitaño	831	440	842	464
Terminales del Peru	1,176	-	1,028	-
Consorcio TNT Vial y Vives - DSD Chile Ltda	-	1,088	-	1,841
Consorcio Rio Mantaro	-	5,869	-	7,149
Consorcio Vial Quinua	-	2,048	-	2,050
Consorcio Huacho Pativilca	1,419	5,895	68	274
Consorcio CDEM	639	-	420	132
Consorcio GyM-Stracon	2,230	-	1	146
Consorcio GyM-OSSA	7,202	-	14,144	-
Consorcio Chicama Ascope	2,471	-	2,536	-
Other minors	1,407	2,102	3,802	4,049
	34,026	26,733	39,787	28,406

	At December 31,		At June 30,
	2019		2020
	Receivable	Payable	Receivable	Payable

Other related parties
Ferrovias Argentina	-	12,183	-	22,944
Peru Piping Spools S.A.C.	2,632	-	2,463	973
	2,632	12,183	2,463	23,917
Current portion	36,658	38,916	42,250	52,323

Non-current portion:
Gasoducto Sur Peruano S.A.	572,624	-	600,870	-
Ferrovias Participaciones	-	22,583	-	23,006
Other minors	2,099	-	2,240	-
Non-current	574,723	22,583	603,110	23,006

Receivables and payables are mainly current and do not have specific guarantees.

Accounts receivable from related parties have maturity periods of 60 days and are related to sales of goods and services. These balances do not bear interest and as of June 2020 do not require a provision for impairment. The account receivable from GSP is presented net of impairment and present value discount .

Accounts payable to related parties mainly related to services of engineering, construction, maintenance and others and have a maturity period of 60 days. Such accounts are not interest bearing because they are short-term. Long-term accounts payable to Ferrovias Participaciones do not bear interest.

12.	OTHER ACCOUNTS RECEIVABLE

This account comprises:

	Total		Current		Non-current
	At	At	At	At	At	At
	December 31,	At June 30,	December 31,	At June 30,	December 31,	At June 30,
	2019	2020	2019	2020	2019	2020

Advances to suppliers	135,481	91,080	135,481	91,080	-	-
Income tax on-account prepaid	70,647	61,387	70,647	61,385	-	2
VAT credit	45,910	72,227	31,646	56,693	14,264	15,534
Guarantee deposits	181,400	203,877	98,046	121,311	83,354	82,566
Claims to third parties	79,771	92,681	38,874	44,985	40,897	47,696
Petroleos del Peru S.A.- Petroperu S.A.	80,942	84,415	17,293	17,949	63,649	66,466
ITAN and other tax receivable	60,883	51,679	30,233	21,090	30,650	30,589
Restricted funds	15,974	8,841	973	960	15,001	7,881
Rental and sale of equipment - GyM S.A. projects	30,798	29,382	30,798	29,382	-	-
Accounts receivable from personnel	2,836	7,356	2,836	7,356	-	-
Consorcio Panorama	23,491	24,891	-	-	23,491	24,891
Other minors	16,488	10,528	15,253	5,627	1,235	4,901
	744,621	738,344	472,080	457,818	272,541	280,526
Impairment	(27,580)	(29,683)	(27,580)	(29,683)	-	-
	717,041	708,661	444,500	428,135	272,541	280,526

The fair value of the other short-term accounts receivable is similar to their book value due to their short-term maturity. The non-current portion corresponds mainly to non-financial assets such as advances to suppliers and tax credits. Other non-current accounts receivable have maturities that vary between 2 and 5 years.

The maximum exposure to credit risk as of the reporting date is the carrying amount of each class of other accounts receivable mentioned.

13.	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

This account comprises:

	At	At
	December 31,	June 30,
	2019	2020
Associates	28,875	29,324
Joint ventures	8,160	9,220
	37,035	38,544

The movement of our investments in associates for the six months period ended June 30, 2019 and 2020 is as follows:

	At June 30,
	2019	2020

Beginning balance	257,765	37,035
Dividends received	(332)	-
Share of the profit or loss in associates and joint
ventures	(1,757)	1,519
Impairment of investment	(142)	-
Translation adjustments	-	(10)
Ending balance	255,534	38,544

Concesionaria Chavimochic S.A.C.

The entity was awarded the concesion of the Chavimochic irrigation project, including a) design and construction of the work required for the third-phase of the Chavimochic irrigation project in the province of La Libertad; b) operation and maintenance of works; and c) water supply to the Project users. Construction activities started in 2015; the effective concession period is 25 years, and the total investment amounts was estimated in US$647 million.

The civil works of the third stage of the Chavimochic Irrigation Project were structured in two phases. To date, the works of the first phase (Palo Redondo Dam) are 70% completed. However, at the beginning of 2017, the procedure for early termination of the Concession Contract was initiated due to the breach of contract by the Grantor, and all activities were suspended in December 2017. Due to the fact that no agreement was reached, the Concessionaire initiated an arbitration process at the UNCID. The arbitration proceedings are suspended, as a consequence of the of the National Emergency.

Moreover, from 2018 to date, the Peruvian Government (“the Grantor”) has been evaluating the modification of the Concession Contract, to determine a mechanism that allow the completion of the project, without resolution as of to date.

Finally, the Grantor and the Ministry of Agriculture and Irrigation (MINAGRI), and the Chavimochic Special Project, have signed an Agreement in order to allow MINAGRI to subrogate the ownership of the Project, within the framework of the provisions of the Emergency Decree N ° 021-2020.

14.	PROPERTY, PLANT AND EQUIPMENT, INTANGIBLE ASSETS AND RIGHT-OF-USE ASSETS

The movement in property, plant and equipment, intangible assets and right-of-use assets accounts for the six months period ended June 30, 2019 and 2020, is as follows:

	Property,
	plant and	Intangibles	Right-of-use
	equipment	assets	assets

Net cost at January 1, 2019	470,554	847,095	-

Additions	30,652	74,544	-
Reclassifications, disposals and adjustments	(11,327)	(5,963)	-
Deductions for sale of assets	(3,872)	-	-
Depreciation, amortization	(36,794)	(49,644)	-

Net cost at June 30, 2019	449,213	866,032	-

Net cost at January 1, 2020	443,870	853,315	78,813

Additions	18,874	39,870	7,979
Reclassifications, disposals and adjustments (*)	(11,361)	(29,276)	(10,153)
Deductions for sale of assets	(6,463)	-	-
Depreciation, amortization	(36,530)	(50,160)	(10,022)

Net cost at June 30, 2020	408,390	813,749	66,617

(*) Includes translation adjustments in the subsidiary GyM S.A. in property plant and equipment and intangibles, amounted to S/3.7 million and S/5.6 million, respectively.

a) Property, plant and equipment and right-of-use assets

As of June 30, 2020, additions to property, plant and equipment mainly corresponds to S/ 7.4 million in machinery in the engineering and construction segment and S/ 4.9 million in ongoing works in the infrastructure segment (S/ 3.3 million in machinery of the engineering and construction and real estate segment; S/ 4.4 million in various equipment of the engineering and construction segment; and S/ 18.8 million units to be received and works in progress in the segment infrastructure as of June 30, 2019).

As of June 30, 2020, additions to right-of-use assets comprise lease agreements signed by the Group in the first semester.

Depreciation of property, plant and equipment, investment property and right-of-use assets is presented in the Statement of Income as follows:

	At June 30,
	2019	2020

Cost of goods and services (Note 21)	36,141	44,674
Administrative expenses (Note 21)	1,823	3,082
Total depreciation related to property, plant and equipment, investment property and right-of-use assets	37,964	47,756
(-) Depreciation of investment property	(1,170)	(1,205)
(-) Depreciation of right-of-use asset	-	(10,021)
Total depreciation of property, plant and equipment	36,794	36,530

b) Intangible assets

As of June 30, 2019 and 2020, additions registered in intangible assets mainly comprise of investments in preparation of wells located in Lots I, III, IV and V to provide oil explotation services.

As of June 30, 2020, S/ 24 million has been reclassified to work in progress, related to the intangible of the Concessionaire Via Expresa Sur (Note 29.2).

Amortization of intangibles is broken down in the statement of income as follows:

	At June 30,
	2019	2020

Cost of goods and services (Note 21)	46,822	47,997
Administrative expenses (Note 21)	2,822	2,163
	49,644	50,160

Goodwill

Management reviews businesses results based on the type of economic activity carried out.
Goodwill allocated to cash-generating units are:

	At	At
	December 31,	June 30,
	2019	2020

Engineering and construction (*)	36,632	34,093
Electromechanical	20,735	20,735
	57,367	54,828

(*) The variation reported in engineering and construction segment is due to translation adjustment of foreign business of the subsidiary GyM S.A.

As a result of the impairment testing on goodwill performed by Management on an annual basis the recoverable amount of the related cash-generating unit (CGU) is determined based on the higher of its value in use and fair value less cost of disposal.  Value in use is determined based on the future cash flows expected to be generated by the assessed CGU.

15.	BORROWINGS

This item comprises:

	Total		Current		Non-current
	At	At	At	At	At	At
	December 31,	June 30,	December 31,	June 30,	December 31,	June 30,
	2019	2020	2019	2020	2019	2020

Bank loans (a)	553,658	517,217	424,362	318,349	129,296	198,868
Finance leases	22,980	18,054	9,749	8,040	13,231	10,014
Lease liability for right-of-use asset	80,216	72,942	18,246	18,748	61,970	54,194
Other financial entities (b)	142,212	167,421	1,903	14,672	140,309	152,749
	799,066	775,634	454,260	359,809	344,806	415,825

a) Bank loans

As of December 31, 2019 and June 30, 2020, this item comprises bank loans in local and foreign currencies for working capital purposes. These obligations accrue fixed interest rates that fluctuate between 1.0% and 12.0% in 2019 and between 1.0% and 11.0% in 2020.

			Current		Non-current
			At	At	At	At
	Interest	Maturity	December 31,	June 30,	December 31,	June 30,
	rate	date	2019	2020	2019	2020

GyM S.A. (i)	1.00% / 11.00%	2023	170,798	160,660	26,401	19,377
GMP S.A. (ii)	5.05% / 7.68%	2027	30,367	27,683	102,895	104,475
Viva GyM S.A.	6.84% / 8.88%	2021	110,343	116,333	-	-
Graña y Montero S.A.A. (iii)	9.10% / 10.10%	2022	112,854	13,673	-	75,016
			424,362	318,349	129,296	198,868

i) Financial Stability Framework Agreement

In July 2017, the Company and its subsidiaries (GyM S.A., Construyendo Pais S.A., Vial y Vives-DSD S.A. and Concesionaria Vía Expresa Sur S.A.) entered into a Financial Stability Framework Agreement with the following financial entities: Scotiabank Perú S.A., Banco Internacional del Perú S.A.A., BBVA Banco Continental, Banco de Crédito del Perú, Citibank del Peru SA and Citibank N.A. The Framework Agreement aims to: (i) grant GyM a syndicated revolving line of credit for working capital for up to US$1.6 million and S/143.9 million, which may be increased by an additional US$14 million subject to certain conditions; (ii) grant GyM S.A. a line of credit of up to US$51.6 million and S/33.6 million; (iii) grant the Company, GyM S.A., Construyendo Pais S.A., Vial y Vives - DSD S.A. and Concesionaria Vía Expresa Sur S.A. a non-revolving line of credit to finance repayment commitments subject to performance bonds; (iv) grant a syndicated line of credit in favor of Graña y Montero S.A.A. and GyM S.A. for the issuance of performance bonds up to an amount of US$100 million (which may be increased by an additional US$50 million subject to compliance with certain conditions); and (v) commit to maintain existing standby letters of credit issued at the request of GyM S.A. and the Company, as well as the request of Construyendo Pais S.A., Vial y Vives – DSD and Concesionaria Vía Expresa Sur S.A.

As of June 30, 2020 the pending balance of the Financial Stability Framework Agreement is US$41.5 million (equivalent to S/147 million).

In accordance with the Financial Stability Framework Agreement, the Company must comply quarterly with two ratios, related to its invoices and sales provisions: (i) the calculated value of 90% of its bills receivable, and (ii) the calculated value of 80% of its income provisions must be greater than 50% of the amount of Tranche A pending payment.

As of June 30, 2020 due to the stoppage of activities generated by the COVID-19 pandemic, the account receivable rate and unbilled receivable rate reached 13% and 53%, respectively. In relation to account receivable rate, the Company does not comply with the requirement of the Financial Stability Framework Agreement.

As of to date, a waiver with financial entities has been request for the quarantine period, March until September 30 of this year, due to the current situation that has affected the normal development of the Company's activities.

ii) Terminales del Peru Loan

Terminales del Peru (hereinafter “TP”), a joint operation of the subsidiary GMP S.A., has a medium-term loan agreement with Banco de Credito del Peru (hereinafter BCP) up to US$30 million to finance the investments committed and up to US$70 million to finance the additional investments from the operation contract of the North and Center terminals for the period 2015 to 2019 with a maximum exposure limit of US$80 million. These facilities are repaid within 8 years. As of June 30, 2020, these loans amount to S/88.3 million, this amount corresponds to the 50% interest held by the subsidiary GMP and due in 2027.

In addition, in November 2019, TP signed a loan agreement to finance the additional investments from 2019 to 2023, for a credit line amount to US$46 million with BCP. The contract confirmed the participation of an assignee, so BD Capital (BDC) acquired 50% of the BCP contractual position through the subscription of the accession contract and in November 2019 disbursed to TP US$23 million. As of June 30, 2020, the loan amounts to S/40.7 million, this amount corresponds to the 50% interest held by the subsidiary GMP and is due in 2026.

As of June 30, 2020 and the date of this report, TP is in compliance with the ratios established in the contract loan.

iii) CS Peru Infrastructure Holdings LLC Loan

In July 2019, the Company entered into a medium term loan credit agreement for up to US$35 million with CS Peru Infrastructure Holdings LLC. The term of the loan is three years, with quarterly installments of principal starting on the 18th month. The loan accrued interest at the following rates per annum: (i) for the period from and including the July 31, 2019 (“Closing Date”) to but excluding the date that is 6 months after the Closing Date, 9.10%; (ii) for the period from and including the date that is 6 months after the Closing Date to but excluding the date that is 1 year after the Closing Date, 9.35%; (iii) for the period between the first annual anniversary of the Closing Date and the day before the thirtieth month of the Closing Date, 9.60%, and (iv) for the period from the thirtieth month of the Closing Date to the third annual anniversary of the Closing Date, 10.10%.

The loan was used for working capital in the Company, GyM S.A. and Adexus S.A. In February 2020, US$ 10 million was partially paid. As of the date of this report, the principal amount outstanding under this loan is US$25 million (equivalent to S/88.5 million).

On November 21, 2019, as a result of the initiation of a preventive insolvency process by the Chilean subsidiary, Adexus SA, the Company received a communication from CS Peru Infrastructure Holdings LLC reporting the occurrence of a default event under the loan contract, in accordance with the provisions of Section 7.02 (e) and 9.09 of the same contract. As a consequence, as of December 31, 2019, the loan was classified as current liabilities. On February 28, 2020, the waiver was obtained by the Company, so it was reclassified to non-current liabilities. As of June 30, 2020 and as of the date of this report, the Company is in compliance with the covenants established in the loan contract.

b) Other financial entities

Monetization of Norvial dividends

At May 29, 2018 the Company subscribes an agreement between the Company and Inversiones Concesiones Vial S.A.C. ("BCI Peru") -whith the intervention of Fondo de Inversiones BCI NV (“Fondo BCI”) and BCI Management Administradora General de Fondos S.A. (“BCI” Asset Management”) -  to monetize future dividends from Norvial S.A. to the Company.  With the signing of this agreement, the Company obligated itself to indirectly transfer its economic rights over 48.8% of the share capital of Norvial S.A. by transferring its  class B shares (equivalent to 48.8% of the capital of Norvial S.A.) to a vehicle specially constituted for such purposes named Inversiones en Autopistas S.A. The amount of the transaction was US$42.3 millions (equivalent to S/138 million) and was completed on June 11, 2018.

Likewise, it has been agreed that the Company will have purchase options on 48.8% of Norvial's economic rights that BCI Peru will maintain through its participation in Inversiones en Autopistas S.A. These options will be subject to certain conditions such as the expiration of different terms, recovery of the investment made with the funds of the BCI Fund (according to different economic calculations) and / or that a change of control occurs. The balance of the loan payable amounts to the equivalent in soles of US$ 42.3 million as of June 30, 2020 and December 31, 2019.

c) Fair value of borrowings

The carrying amount and fair value of borrowings are broken down as follows:

	Carrying amount		Fair value
	At	At	At	At
	December 31,	June 30,	December 31,	June 30,
	2019	2020	2019	2020

Bank loans	553,658	517,217	572,019	532,614
Finance leases	22,980	18,054	23,027	16,727
Lease liability for right-of-use asset	80,216	72,942	96,799	83,929
Other financial entities	142,212	167,421	142,212	167,421
	799,066	775,634	834,057	800,691

As of June 30, 2020, the fair value is based on cash flows discounted using a rate based on the borrowing rate of 2.6% and 11% (2.9% and 11%  as of December 31, 2019) and are included as Level 2 in the level of measurement.

16.	BONDS

This item is broken down as follows:

	Total		Current		Non-current
	At	At	At	At	At	At
	December 31,	June 30,	December 31,	June 30,	December 31,	June 30,
	2019	2020	2019	2020	2019	2020

GyM Ferrovias S.A. (a)	618,497	621,386	15,742	18,635	602,755	602,751
Norvial S.A. (b)	305,545	294,573	28,995	32,136	276,550	262,437
GyM S.A. (c)	-	28,590	-	4,482	-	24,108
	924,042	944,549	44,737	55,253	879,305	889,296

a) GyM Ferrovias S.A.

In February 2015, the subsidiary GyM Ferrovias S.A. made an international issue of corporate bonds under Regulation S of Unites States of America. The issue was made in soles VAC (adjusted for the Constant Update Value) for an amount of S/629 million. The bonds mature in November 2039 and earn interest at a rate of 4.75% (plus the VAC adjustment), present a risk rating of AA+ (local scale) granted by Apoyo & Asociados Internacionales Clasico de Riesgo. As of June 30, 2020, an amortization has been made up to S/84.8 million (S/79 million as of December 31, 2019).

As of June 30, 2020, the balance includes accrued interest payable and VAC adjustments for S/95 million (S/86.8 million as of December 31, 2019).

The account movement for the six months period ended June 30, 2019 and 2020 is as follows:

	2019	2020

Balance at January, 1	611,660	618,497
Amortization	(5,638)	(5,768)
Accrued interest	23,894	23,704
Interest paid	(15,040)	(15,047)
Balance at June, 30	614,876	621,386

As part of the structuring process of the bond, GyM Ferrovias S.A. committed to report and verify compliance with the following, measured based on their individual financial statements (covenants):

-	Debt service coverage ratio not less than 1.2 times.
-	Maintain a constant balance in the minimum trust equal to one quarter of operation and maintenance costs (including the IGV).
-	Maintain a constant balance in the minimum trust equal to the following two coupons according to the bond schedule.

As of December 31, 2019 and June 30, 2020, GyM Ferrrovias S.A. has complied with the covenants.

As of June 30, 2020, the fair value amounts to S/698.4 million (S/686.8 million as of December 31, 2019), is based on discounted cash flows using rates 4.2% (4.32% as of December 31, 2019) and is within level 2 of the fair value hierarchy.

b) Norvial S.A.

Between 2015 and 2016, the subsidiary Norvial S.A. issued the First Corporate Bond Program on the Lima Stock Exchange for a total S/365 million. Risk rating agencies Equilibrium y Apoyo & Asociados Internacionales graded this debt instrument AA.

The capital raised was used to finance the construction of the second phase of Red Vial No.5 and the financing of VAT arising from a project-related expenses.

The account movement for the six months ended at June 30, 2019 and 2020 is as follows:

	2019	2020

Balance at January, 1	325,382	305,545
Amortization	(9,205)	(10,977)
Accrued interest	11,782	12,474
Capitalized interest	1,398	-
Interest paid	(13,187)	(12,469)
Balance at June, 30	316,170	294,573

As part of the process of bond structuring, Norvial S.A. engaged to adhere to the following covenants:

-	Debt service coverage ratio of not less than 1.3 times.
-	Proforma gearing ratio lower than 4 times.

As of June 30, 2020, Norvial S.A. has complied with the covenant of leverage ratio; however, the debt service coverage ratio is below the minimum required. This ratio was generated as a consequence of the reduction in revenues from the sale of tolls due to lower traffic of vehicules during the pandemic stoppage (Note 2).  Norvial S.A. is managing a waiver request through a General Assembly of Bondholders of the First Norvial Corporate Bond Program (As of December 31, 2019, Norvial S.A. has complied with the corresponding covenants).

As of June 30, 2020, the fair value amounts to S/325 million (S/327.2 million as of December 31, 2019), is based on discounted cash flows using rates between 6.73% and 7.05% (between 6.20% and 7.59% as of December 31, 2019) and is within level 2 of the fair value hierarchy.

c) GyM S.A.

At the beginning of  2020, the subsidiary GyM S.A. prepared the First Private Bond Program, up to a maximum amount of US$8 million.

In the first quarter of the year,  bonds issued amounts to US$7.8 million (equivalent to S/25.9 million) under the debt swap modality, related to its outstanding trade accounts.

The bonds mature in December 2027 and bear interest at a rate of 8.5%, payment is semi-annual and have a risk rating of B-, granted by the rating company Moody’s Peru. As of June 30, 2020, the balance includes accrued interest payable for US$293 thousand (equivalent to S/1 million).

As of June 30, 2020, GyM S.A. has complied with the covenants.

As of June 30, 2020, the fair value amounts to S/29.6 million, is based on discounted cash flows using rates 7.61% and is within level 3 of the fair value hierarchy.

17.	TRADE ACCOUNTS PAYABLE

This item includes:

	At	At
	December 31,	June 30,
	2019	2020

Invoices payable	340,579	351,802
Provision of contract costs	758,116	602,528
Notes payable	37,426	17,939
	1,136,121	972,269

As of June 30, 2020, the contract cost provisions include: i) estimate costs to come according to the the completion porcentage of projects amounting to S/113.6 million, mainly for GyM S.A. and GMI S.A. (S/169.5 million as of December 31, 2019); and ii) services received not invoiced S/488.9 million (S/588.6 million as of December 31, 2019).

18.	OTHER ACCOUNTS PAYABLE

This item includes:

	Total		Current		Non-current
	At	At	At	At	At	At
	December 31,	June 30,	December 31,	June 30,	December 31,	June 30,
	2019	2020	2019	2020	2019	2020

Advances received from customers (a)	307,839	384,270	270,714	354,526	37,125	29,744
Consorcio Ductos del Sur - payable (b)	148,076	128,371	-	-	148,076	128,371
Salaries and other payable	87,869	111,301	87,869	111,301	-	-
Other taxes payable	104,444	75,949	84,235	58,337	20,209	17,612
Put option liability on Morelco acquisition	106,444	114,268	71,341	76,158	35,103	38,110
Consorcio Rio Mantaro - payables	35,625	56,798	35,625	56,798	-	-
Acquisition of additional non-controlling interest	22,697	24,230	22,697	24,230	-	-
Guarantee deposits	13,201	16,983	13,201	16,983	-	-
Third-party loans	11,619	11,602	9,545	9,527	2,074	2,075
Other accounts payables	70,592	68,499	40,078	32,974	30,514	35,525
	908,406	992,271	635,305	740,834	273,101	251,437

(a)	Advances received from customers relate mainly from construction projects, and are applied to progress billings, in accordance with contract terms.

	Total		Current		Non-current
	At	At	At	At	At	At
	December 31,	June 30,	December 31,	June 30,	December 31,	June 30,
	2019	2020	2019	2020	2019	2020

Advances - Consortiums	115,250	98,758	113,093	97,295	2,157	1,463
Advances - Real estate projects	66,258	94,783	66,258	94,783	-	-
Advances - Engineering and construction	83,747	140,299	64,561	125,466	19,186	14,833
Advances - Road concessions	42,030	49,774	26,534	36,557	15,496	13,217
Others	554	656	268	425	286	231
	307,839	384,270	270,714	354,526	37,125	29,744

(b)	The balance of other accounts payable from Consorcio Constructor Ductos del Sur corresponds to payment obligations to vendors and main subcontractors for S/142 million (S/148 million as of December 31, 2019), assumed by the subsidiary GyM S.A; as a result of the termination of GSP operations.

The fair value of short-term accounts approximates their book value due to their short-term maturities. The non-current part mainly includes non-financial liabilities such as advances received from customers; the remaining balance is not significant in the financial statements for the periods shown.

19.	PROVISIONS

The movement for the six months ended at June 31, 2019 and 2020 is as follows:

		Contingent
		liabilities	Provision
	Legal	resulting from	for well
	contingencies	acquisitions	closure	Total

At January 1, 2019	84,728	4,498	20,382	109,608
Additions	13,564	-	200	13,764
Reversals of provisions	(1,091)	(456)	-	(1,547)
Payments	(250)	-	-	(250)
Translation adjustments	(29)	(56)	-	(85)
At June 30, 2019	96,922	3,986	20,582	121,490

At January 1, 2020	278,319	-	50,116	328,435
Additions	14,492	-	1,034	15,526
Reversals of provisions	(7,420)	-	-	(7,420)
Payments	(490)	-	(1,035)	(1,525)
Exchange difference	3,414	-	-	3,414
Translation adjustments	(41)	-	-	(41)
At June 30, 2020	288,274	-	50,115	338,389

Legal contingencies

a) Civil compensation

Corresponding to the legal contingency estimated by management for exposure of the Company and its subsidiaries to a probable compensation in relation to their participation as minority partners in certain entities that developed infrastructure projects in Peru with companies belonging to the Odebrecht group and projects related to “Club de la Construcción”. As of June 30, 2020, the present value of the estimated provision totals S/154.5  million (S/77.7 million as of June 30, 2019).

b) Securities Class actions NY SEC

During the first quarter of 2017 two securities class actions have been filed against the Company, and certain former employees in the Eastern District of New York.  Both complaints allege false and misleading statements during the class period.  In particular, they allege that the Company failed to disclose, among other things, that a) the company knew that its partner Odebrecht was engaged in illegal activities, and b) the Company profited from such activities in violation of its own corporate governance standards.

As of the date of this report, the Company has signed the definitive settlement agreement with the plaintiffs' attorneys, by which the parties agree to terminate the class action, subject to the court approval and the payment of the transaction amount by the Company. The amount agreed for the termination of the class action is equivalent to US$ 20 million. As of June 30, 2020, the Company registered a provision of US$15 million (equivalent to S/53.1 million) the difference of US$5 million will be covered by the professional liability insurance policy in accordance with the agreement signed with the insurance company.

20.	CAPITAL

As of June 30, 2020 and as of December 31, 2019, the capital of the Company is represented by 871,917,855 shares of a nominal value of S/1.00 each, all registered in the Public Registries.

As of June 30, 2020, a total of 202,455,240 shares were represented in ADS, equivalent to 40,491,048 ADSs at a rate of 5 shares per ADS.

As of December 31, 2019, a total of 218,043,480 shares were represented by ADS, equivalent to 43,608,696 ADSs at a rate of 5 shares per ADS.

21.	EXPENSES BY NATURE

For the six month period ended June 30, 2019 and 2020, this item comprises:

	Cost of
	goods and	Administrative
	services	expenses	Total
At June 30, 2019
Salaries, wages and fringe benefits	378,778	58,403	437,181
Services provided by third-parties	500,917	19,054	519,971
Purchase of goods	246,355	-	246,355
Other management costs	190,766	12,438	203,204
Depreciation (Note 14 a)	36,141	1,823	37,964
Amortization (Note 14 b)	46,822	2,822	49,644
Impairment of accounts receivable	347	-	347
Taxes	4,150	300	4,450
Impariment of property, plant and equipment	(308)	-	(308)
Inventory recovery	(1,323)	-	(1,323)
Total	1,402,645	94,840	1,497,485

At June 30, 2020
Services provided by third-parties	358,663	15,667	374,330
Salaries, wages and fringe benefits	440,550	45,172	485,722
Purchase of goods	231,964	-	231,964
Other management costs	144,185	6,115	150,300
Depreciation (Note 14 a)	44,674	3,082	47,756
Amortization (Note 14 b)	47,997	2,163	50,160
Impairment of accounts receivable	1,654	-	1,654
Taxes	2,966	76	3,042
Property, plant and equipment recovery	(258)	-	(258)
Inventory recovery	(1,071)	-	(1,071)
Total	1,271,324	72,275	1,343,599

22.	OTHER INCOME AND EXPENSES

For the six month period ended June 30, 2019 and 2020, this item comprises:

	At June 30,
	2019	2020
Other income:
Sale of assets	5,297	6,710
Debt forgiveness to suppliers	5,277	183
Recovery of provisions and impairments	1,228	4,392
Profit from Mizuho Bank Ltd. agreement (a)	67,039	-
Others	1,590	2,451
	80,431	13,736

Other expenses:
Cost of assets disposal	4,278	6,664
Asset impairment (b)	27,638	13,487
Provision for well closure	201	1,034
Administrative fine	1,446	160
Others	685	507
	34,248	21,852
	46,183	(8,116)

a)
Corresponds to the profit from the refinancing operation executed by Mizuho, linked to the agreement signed between GyM Ferrovías S.A. and Mizuho Bank Ltd.  Pursuant to the terms of such agreement, the Company provided a stand-by letter of credit to guarantee a financial derivative required to execute the CPAOs purchase transaction related to the Expansion Project.  Furthermore, the agreement stated that in case Mizuho Bank refinanced the debt obtained for the purchase of the CPAOs, the Company would be entitled to receive 70% of the profit obtained from such refinancing.

b)
Corresponds to the impairment of intangibles and accounts receivable at subsidiary Concesionaria Vía Expresa Sur S.A. for S/13.5 million, as a result of the Company's estimates on the recovery of the investment maintained in the project. The Concession Contract has been suspended by mutual agreement with the Municipality of Lima since June 2017. In June 2020, an additional suspension letter was signed with the Municipality of Lima in order to agree on the terms and conditions for an early termination of the Concession Contract by mutual agreement, in accordance with the clause 16.3 of the aforementioned contract.

23.	INCOME TAX

The condensed interim consolidated financial statements for the six months period ended June 30, 2020, income tax expense is recognized based on management’s estimate of the annual income tax rate expected for the full financial year. The estimated annual tax rate as of June 30, 2020 is 17.04% (53.42% for the  period ended in June 30, 2019).

24.	CONTINGENCIES, COMMITTMENTS AND GUARANTEES

As of June 30, 2020, contingencies held by the Group are substantially the same as those existing as of December 31, 2019.

The Group maintains guarantees and letters of credit in force in various financial entities guaranteeing operations for US$431 million (US$390 million, as of December 31, 2019).

25.	DIVIDENDS

As part of the covenants at the refinancing agreements mentioned in Note 15, the Company is unable to pay dividends as established in the Financial Stability Framework Agreement.

For the six month period ended June 30, 2020, the Group’s subsidiaries have paid dividends to its non-controlling interests in the amount of S/61.7 million (S/3.7 million for the  period ended in June 30, 2019).

26.	EARNINGS (LOSS) PER SHARE

The basic earnings (loss) per common share has been calculated by dividing the loss of the period attributable to the Group’s common shareholders by the weighted average of the number of common shares outstanding during that period. No diluted loss per common share has been calculated because there is no potential diluent common or investment shares (ie, financial instruments or agreements that entitle to obtain common or investment shares); therefore, it is the same as the earnings (loss) per basic share.

The basic earnings (loss) per common share is as follows:

		At June 30,
		2019	2020

Earning (loss) attributable to owners of the Company
during the period		27,040	(69,795)
Weighted average number of shares in issue
at S/1.00 each, at June 30,		771,127,696	871,917,855

Basic earnings (loss) per share (S/)	(*)	0.035	(0.080)

		At June 30,
		2019	2020

Earning (loss) from continuing operations attributable to owners
of the Company during the period		43,926	(60,879)
Weighted average number of shares in issue
at S/1.00 each, at June 30,		771,127,696	871,917,855

Basic earnings (loss) per share (S/)	(*)	0.057	(0.070)

(*) The Group does not have common shares with dilutive effects at June 30, 2019 and June 30, 2020.

27.	NON-CURRENT ASSET HELD FOR SALE

The subsidiary Adexus S.A. (hereinafter Adexus) has been reclassified as non-current assets held for sale at December 31, 2019 and June 30, 2020, whose main activity is to provide information technology solutions mainly in Chile and Peru

On November 19, 2019, Adexus filed an application for reorganization under law 20 720 with the Chilean courts of justice. The Company impaired the total investment value as of December 31, 2019.

On January 9, 2020, the Company communicated that the creditors committee of Adexus approved with the favorable vote of more than 80% of the pledge creditors and 85% of the unsecured creditors, respectively, the judicial reorganization agreement proposed by Adexus in the framework of the reorganization procedure. According to the terms of the judicial reorganization agreement, Adexus will restructure and pay the total of its reorganized liabilities within a maximum period of six years, according to the new agreed conditions, being authorized to continue with its commercial activities normally. As a result of the financial protection provided by the Chilean law and with the support of its creditors, Adexus has achieved the restructuring of its liabilities while continuing to serve all its customers.  As of June 30, 2020, Adexus S.A. has complied with the payment schedule agreed with the creditors.

Although the Company investment in Adexus has been declared as an available-for-sale investment and on an exceptional basis, the Group decided that Adexus will be subject to the patrimonial protection law; after achieving this restructuring, the Group will focus on honoring it in the terms agreed while finding the right shareholder for the future development of the Company.

	At	At
	December 31,	June 30,
	2019	2020

ASSETS
Cash and cash equivalets	1,723	2,565
Accounts receivables, net	129,739	101,944
Inventories, net	2,828	2,342
Other assets, net	68,730	63,239
Total assets	203,020	170,090

LIABILITIES
Borrowings	91,529	112,442
Accounts payable	118,497	73,742
Total liabilities	210,026	186,184
Total net assets	(7,006)	(16,094)

28.	EVENTS AFTER THE DATE OF THE STATEMENT OF FINANCIAL POSITION

1) NY SEC Shareholder Claim Class Actions

On July 2, 2020, the Company entered into a settlement agreement (the “Agreement”) with the participants in the class action lawsuit (“class action”) that a group of shareholders had with our company, see Note 22 ii ). The validity of the Agreement is subject to the approval of the New York Court; terminating, through this act, the process definitively.

The Agreement establishes a payment equivalent to US$20 million, to be made as follows:

a)	US$5.35 million will be paid within 30 days from the date the preliminary approval of the Agreement is issued; US$5 million with funds from the corresponding insurance policy; and
b)	US$14.65 million will be paid no later than June 30, 2021. Additionally interest bear at the annual rate of 5% calculated from the date the Court's preliminary approval is issued until payment date.

2)   Agreement to suspend the term of the concession and suspension of obligations of the Concesionaria Vía Expresa Sur S.A.

On July 15, 2020, the Metropolitan Municipality of Lima and the Concessionaire Via Expresa Sur S.A. agreed to extend the suspension of the Concession Term and the execution of obligations of the Concession Contract, until September 14, 2020, as a maximum term. During the suspension period, the parties will agree on terms and conditions to determine the Early Termination of the Concession Contract by mutual agreement. The parties will work together to evaluate and agree on the terms and conditions for the Expiration of the Concession by mutual agreement.